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Storiad, Inc.

Everything authors need to sell their books. In one place.

Small OPO · Pasadena, CA · Software & Services
Accepting International Investment

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Storiad.com
YOUR STORY'S OUT THERE


Storiad is the new way to fix the system and
Sell More Books!

Making the Business of Selling Books Easy

Invest in Storiad

Of the 750,000+ books published each year, 95% lack adequate marketing support from the publisher, leading to disappointing sales. Authors are then left to fend for themselves and spend precious time towards marketing their books rather than doing the creative work they love to do.

For authors seeking to take the lead in increasing book sales but don't want to get bogged down in the business of books, Storiad provides them a single, easy-to-use, integrated dashboard with the tools they need to build and manage comprehensive, affordable and effective digital bookselling campaigns. Imagine other platforms like Salesforce (research), LinkedIn (networking), and Mailchimp (messaging) integrated into one platform, dedicated to the business of bookselling.

We'll help you build a digital bookselling campaign.

The publishing business is large, but narrow. We aim to empower authors by providing all the resources they need to market their book and sell more books. **We hope you'll invest in getting more stories out there!**

Investment

$25.00/share | When you invest you are betting the company's future value will exceed $2.5M.

Our Platform Hosts Digital Bookselling Campaigns

At the economic heart of the Storiad Story is our **patent-pending** related to our System and Method for Digital Bookselling Campaigns Development. Our approach to the business of digital bookselling campaigns is novel. We take the technologies authors are familiar with, tweak them, and combine them on one platform for more efficient, powerful, and affordable bookselling outcomes.

Our "System and Method for Digital Bookselling Campaigns Development" is comprised of **ten bookselling platform components** (as discussed below). Four of these components have been built and will be made commercially available in June 2017. We are presently (as of April 2017) engaged in building two additional components. Following a successful Crowdfunding round, we will build the remaining four components.

There are ten integrated components on the Storiad bookselling platform:

1. **Organization** — *Drag-and-drop system manages all campaigns.* ***[Built]***
2. **Networking** — *LinkedIn-inspired social service for writers.* ***[Built]***
3. **Marketing** — *ePressKit is our SaaS marketing platform.* ***[Built]***
4. **Research** — *Our database has 22,000+ records.* ***[Built]***
5. **Messaging** — *Like Mailchimp, our platform offers customizable messaging campaigns.* ***[Under Construction - Due August 2017]***
6. **Video** — *Virtual Author Platform host live reader events.* ***[In the Planning Stage]***
7. **Social** — *Similar to Hootsuite, authors control various social channels.* ***[In the Planning Stage - Due December 2017]***
8. **Tracking** — *Customizable data visualizations.* ***[Under Construction - Due August 2017]***
9. ***Guidelines*** — *Practical, step-by-step networking, marketing, and research guidelines to run and manage effective bookselling campaigns.* ***[In the Planning Stage - Due December 2017]***
10. ***Resources*** — *Find & post answers to bookselling-related issues* ***[In the Planning Stage - Due December 2017]***


How Storiad Works
The Process from A → Z
Get Organized
Our Planning Platform is a drag-and-drop system to collect, organize, & manage campaign-related information and assets
Track
Customizable data visualizations
Resources
Find & post answers to bookselling-related issues
Storiad
Campaign Development Process
Patent Pending
Build Software Platforms
Our Author Networking Platform is a LinkedIn-inspired, bookselling-oriented social networking service
Our ePressKit™ is an SaaS marketing platform serving as the focal point of every digital campaign
Reach Readers → Sell Books
Our step-by-step networking, research, and marketing guidelines make it easy to run effective bookselling campaigns
Build Outreach Platforms
Similar to MailChimp, authors customize their messaging campaigns, send emails, and track results
Our Virtual Author Event Platform is a Webinar-based platform for live author-reader events
Similar to Hootsuite, authors control their various social profiles within the context of their Storiad bookselling campaign
Conduct Market Research
Our Book Industry Contacts Database is an DbaaS w/ 22,000+ records
1
Storiad

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The schematic "How Storiad Works" provides additional details.

Our Minimal Viable Product plus Four (MVP+4) is built. The Storiad MVP+4 is the commercially-viable Storiad bookselling platform with the first four platform components (Organization, Networking, Marketing, and Research) developed, tested, and deployed. We will begin actively marketing the Storiad MVP+4 in May 2017.

We are presently at work on the Storiad MVP+6. This phase will see the development and integration of the Messaging and Tracking components into the Storiad bookselling platform.

With a successful crowdfunding round, we will be positioned to develop, integrate and deploy the remaining components – Video, Social, Guidelines, and Resources – into the Storiad bookselling platform. Our comprehensive marketing plan will then begin in earnest.

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Our approach to the business of digital bookselling is novel. We take the technologies authors are familiar with, tweak them, and combine them on one platform for more efficient, powerful, and affordable bookselling outcomes.



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What Makes Storiad Different

Storiad generates revenue by offering authors a menu of **ten basic and premium options** from which to build and manage their digital bookselling campaigns.

Storiad allows authors to develop the tools and expertise that works with them to develop the tools and expertise they will need to build and manage a comprehensive, easy-to-use, long-lasting, and affordable digital bookselling campaign. They can develop a comprehensive digital campaign employing the following **integrated elements.**

Planning
Implement a drag-and-drop ***planning platform*** to collect, organize, display, and manage bookselling-related information and marketing assets.

Networking
Develop a customized ***networking platform*** *(via* Storiad software*)* to be used in all coordinated networking initiatives (also see "Social").

Marketing
Develop interactive ***marketing platform*** using the *Storiad ePressKit™* to display marketing information about a book.

Research
Build ***database*** to identify and collect information on those groups & individuals most likely to want to review, recommend, and/or buy a book.

Messaging
Develop series of ***templates*** to facilitate the customization of targeted marketing & publicity messages as determined by research.

Social
Deploy unified ***social media platform*** to coordinate social profiles (e.g., Twitter, LinkedIn) within the context of a digital bookselling campaign.

Video
Develop series of live ***Webinar-based events*** to offer target audiences the world-over an interactive opportunity to get to know you and a book.

Guidelines
Develop ***step-by-step networking, research & marketing guidelines*** to make it easy to run a systematic bookselling campaign.

Tracking
Install customizable ***data visualizations*** to track the effectiveness of the campaign to enhance informed marketing and business decisions related to a digital campaign

Resources
Storiad will provide, on an as-needed basis, the ***resources and expertise*** needed to run an effective long-term digital campaign.

How Storiad Works For Authors

Build Your Campaign



Reach Your Readers



Sell More Books



Storiad does for digital bookselling what Salesforce, Mailchimp, and LinkedIn do across other industries.



The Market of Publishing (Marketing)

The U.S. book and journal publishing industry is roughly **$28B** representing **2.70B units sold.** *Source*

There are **750,000+ new titles** introduced into the US book market every year. *Source*. But **most authors are responsible for their own book marketing.** The lack of affordable, sensible book-selling options has left authors disappointed by poor sales. We intend to intercept the market, encouraging users to spend an average (low) rate of $750 per year to market these books on Storiad.

As books published grow, so will the market to market them.

Prospective Market Size by Average Marketing Spend and Books Published

US Bookselling Market Value Matrix		Books Published in US/Year						
		550,000	650,000	750,000	850,000	950,000	1,050,000	1,150,000
Average Marketing Spend/Book/Year	$1,150	$632,500,000	$747,500,000	$862,500,000	$977,500,000	$1,092,500,000	$1,207,500,000	$1,322,500,000
	$950	$522,500,000	$617,500,000	$712,500,000	$807,500,000	$902,500,000	$997,500,000	$1,092,500,000
	$750	$412,500,000	$487,500,000	$562,500,000	$637,500,000	$712,500,000	$787,500,000	$862,500,000
	$550	$302,500,000	$357,500,000	$412,500,000	$467,500,000	$522,500,000	$577,500,000	$632,500,000
	$350	$192,500,000	$227,500,000	$262,500,000	$297,500,000	$332,500,000	$367,500,000	$402,500,000

How We'll Use Funds

3-Month Plan **for Development**

- Develop test and launch the **messaging platform**
- Develop, test, and launch the **virtual author event platform**
- Develop, test, and launch **interactive calculators** to help authors better understand the economics of their book selling campaigns

3-Month Plan **for Marketing**

- Direct contact
- Demo video
- Live demo
- One-on-one implementation help from Storiad
- Follow-up coordination & support
- Incentives 1: Discounted Storiad products & services
- Incentives 2: Preferential access to all forthcoming Storied software and database upgrades

3-Month Plan **for Revenue / Subscription Building**

- Condition for Trial Run minimum subscription fees for services. 60-Day Money Back Guarantee
- Marketing (ePressKit) $19.95/month
- Research (Database) $49.95/month
- Support Included
- We'll aggressively seek co-branding, partnership, and white labeling opportunities.

Nov 2016

Storiad builds its Marketing Platform

The Storiad PressKitTM is a Software as a Service (SaaS) marketng platform with customizable interactive options

Sept 2016

Storiad builds its Networking Platform

The Author Networking Platform is a LinkedIn-inspired, bookselling-oriented social networking service

Jan 2017

Storiad builds its Research Platform

Our Book Industry Contacts Database is a Database as a Service (DBaaS) book industry contacts database with 17,000+ records

Apr 2017

Commercial Minimal Viable Product Launch

We plan to condense all of our products to make them more efficient and effective!

May 2017



Begin Robust Marketing Efforts

For the first three months, we plan to seek 5 Imprints on publishers per month, 15 total new authors.

Meet the Founder



Ramzi S. Hajj

President

Ramzi has an BA and MBA in Economics & Statistics from the University of Chicago. Prior to founding Storiad, his professional experience included positions with the Economics and International Tax practices at KPMG and Ernst & Young. Ramzi has held the position of the President of Storiad for the entirety of the company's existence. He has been the president of Storiad since its inception in 2010.   His experience during the last three years includes: operations,, business development, and marketing.

And the Rest of the Team



Nathan Tyler

Technology Lead

Nathan is responsible for technology development and implementation. A sought-after member of the WordPress and BuddyPress dev communities, Nathan is the founder of Tyler Digital, LLC.

Offering Summary

Storiad (the "Company") is offering up to 4,000 shares of its Common Stock on a "best efforts" basis. The offering may continue until July 27, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at $25 USD per share.

Our target offering amount is $10,000. We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such anew offering deadline (absent a material change that would require an extension of the offering an reconfirmation of the investment commitment). Oversubscription's will be allocated on a first come, first served basis.

The valuation of Storiad (the "Company") is $2,500,000.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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